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      FORM 4                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
 ------------------                              Washington, D.C. 20549                               ------------------------------

                                                                                                      ------------------------------
                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                    OMB Number:..........3235-0287
| | Check this                                                                                        Expires:......January 31, 2005
    box if no         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,         Estimated average
    longer          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section        burden hours per response..0.5
    subject to                         30(h) of the Investment Company Act of 1940                    ------------------------------
    Section 16.
    Form 4 or
    Form 5
    obligations
    may continue.
    See Instruction
    1(b).

 (Print or Type Responses)
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1. Name and Address of Reporting Person*  | 2. Issuer Name and Ticker or Trading Symbol  | 6. Relationship of Reporting
                                          |      CollaGenex Pharmaceuticals, Inc.        |    Person(s) to Issuer
Broadbent     Nancy           C.          |      (CGPI) Nasdaq National Market           |   (Check all applicable)
------------------------------------------|----------------------------------------------|
(Last)       (First)       (Middle)       | 3. I.R.S. Identification    | 4. Statement   |         Director         10% Owner
                                          |    Number of Reporting      |    for Month/  |     ---             ---
c/o CollaGenex Pharmaceuticals, Inc.      |    Person, if an entity     |    Day/Year    |      X  Officer          Other (specify
41 University Drive, Suite 200            |    (Voluntary)              |                |     --- (give title ---  below)
------------------------------------------|                             | April 24, 2003 |         below
(Street)                                  |                             |                |
                                          |                             |                |   Chief Financial Officer, Treasurer
                                          |                             |                |       and Secretary
Newtown      Pennsylvania    18940        |                             |----------------|------------------------------------------
------------------------------------------|                             | 5. If Amend-   | 7. Individual or Joint/Group Filing
(City)       (State)         (Zip)        |                             |    ment, Date  |    (Check applicable line)
                                          |                             |    of Original |
                                          |                             |    (Month/Day/ |    X   Form filed by One Reporting Person
                                          |                             |    Year)       |   ---
                                          |                             |                |        Form filed by More than One
                                          |                             |                |   ---  Reporting Person
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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of  |2. Trans- | 2A. Deemed | 3. Trans-   | 4. Securities Acquired (A) |  5. Amount of      | 6. Owner-   | 7. Nature
   Security  |   action |     Execut-|    action   |    or Disposed of (D)      |     Securities     |    ship     |    of
   (Instr. 3)|   Date   |     ion    |    Code     |    (Instr. 3, 4 and 5)     |     Beneficially   |    Form:    |    Indirect
             |   (Month/|     Date,  |   (Instr. 8)|                            |     Owned          |    Direct   |    Beneficial
             |   Day/   |     if any |-------------|----------------------------|     Following      |    (D) or   |    Ownership
             |   Year)  |     (Month/| Code |  V   | Amount   | (A)  | Price    |     Reported       |    Indirect |    (Instr. 4)
             |          |     Day/   |      |      |          | or   |          |     Transaction(s) |    (I)      |
             |          |     Year)  |      |      |          | (D)  |          |     (Instr. 3      |    (Instr.  |
             |          |            |      |      |          |      |          |     and 4)         |    4)       |
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Common Stock |04/24/2003|            |  S   |      |    2,000 |  D   | $10.07   |             0      |      I      | Shares held by
             |          |            |      |      |          |      |          |                    |             | Ms. Broadbent's
             |          |            |      |      |          |      |          |                    |             | minor child
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Common Stock |          |            |      |      |          |      |          |        44,000      |      D      |
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Common Stock |          |            |      |      |          |      |          |         2,000      |      I      | Shares held by
             |          |            |      |      |          |      |          |                    |             | Ms. Broadbent's
             |          |            |      |      |          |      |          |                    |             | spouse
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Common Stock |          |            |      |      |          |      |          |         1,000      |      I      | Shares held by
             |          |            |      |      |          |      |          |                    |             | Ms. Broadbent's
             |          |            |      |      |          |      |          |                    |             | parent who
             |          |            |      |      |          |      |          |                    |             | resides with
             |          |            |      |      |          |      |          |                    |             | her
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                                       THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (continued)
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of|2.Conver-|3.Trans- |3A.Deemed|4.Trans- |5.Number    |6.Date      |7.Title     |8.Price |9.Number    |10.Owner- |11.Nat-
  Derivat-|  sion   |  action |   Execu-|  action |  of        |  Exercis-  |  and       |  of    |  of        |   ship   |   ure
  tive    |  or     |  Date   |   tion  |  Code   |  Derivative|  able and  |  Amount of |  Deri- |  Deriva-   |   Form   |   of
  Security|  Exer-  |  (Month/|   Date, |  (Instr.|  Securities|  Expira-   |  Underlying|  va-   |  tive Secu-|   of     |   Ind-
  (Instr. |  cise   |  Day/   |   if any|  8)     |  Acquired  |  tion Date |  Securities|  tive  |  rities    |   Deriv- |   irect
  3)      |  Price  |  Year)  |   (Month|         |  (A) or    |  (Month/   |  (Instr. 3 |  Secur-|  Benefic-  |   ative  |   Bene-
          |  of     |         |   /Day/ |         |  Disposed  |  Day/Year) |  and 4)    |  ity   |  ially     |   Secur- |   fic-
          |  Deri-  |         |   Year) |         |  of (D)    |            |            |  (Ins- |  Owned     |   ity:   |   ial
          |  vative |         |         |         |  (Instr.   |            |            |  tr. 5)|  Following |   Direct |   Own-
          |  Sec-   |         |         |         |  3, 4,     |            |            |        |  Reported  |   (D) or |   er-
          |  urity  |         |         |         |  and 5)    |            |            |        |  Transact- |   Indir- |   ship
          |         |         |         |         |            |            |            |        |  tion(s)   |   ect    |   (Ins-
          |         |         |         |         |            |            |            |        |  (Instr.4) |   (I)    |   tr.
          |         |         |         |         |            |            |            |        |            |   (Instr.|   4)
          |         |         |         |         |            |            |            |        |            |   4)     |
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          |         |         |         |Code | V |  (A) | (D) |Date |Expir-|Title|Amount|        |            |          |
          |         |         |         |     |   |      |     |Exer-|ation |     |or    |        |            |          |
          |         |         |         |     |   |      |     |cis- |Date  |     |Number|        |            |          |
          |         |         |         |     |   |      |     |able |      |     |of    |        |            |          |
          |         |         |         |     |   |      |     |     |      |     |Shares|        |            |          |
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Options   | $10.16  |01/24/03 |         |  A  |   |14,041|     | 01/ | 01/  |Com- |14,041| N/A    |   219,000  |    D     |
to        |         |         |         |     |   |  (1) |     | 24/ | 23/  |mon  |      |        |            |          |
Purchase  |         |         |         |     |   |      |     | 04  | 13   |Stock|      |        |            |          |
Common    |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
Stock     |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
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Options   | $10.16  |01/24/03 |         |  A  |   | 9,959|     | 01/ | 01/  |Com- | 9,959| N/A    |   219,000  |     D    |
to        |         |         |         |     |   |  (2) |     | 24/ | 23/  |mon  |      |        |            |          |
Purchase  |         |         |         |     |   |      |     | 06  | 13   |Stock|      |        |            |          |
Common    |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
Stock     |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
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Explanation of Responses:

(1)  Represents  options  granted by the Issuer  pursuant  to its 1996 Stock  Option Plan on January  24,  2003.  Subject to certain criteria,  such options vest as follows: 6,000 shares subject to such options vest on January 24, 2004, 6,000 shares subject to such options vest on January 24, 2005 and 2,041 shares subject to such options vest on January 24, 2006.

(2)  Represents  options  granted by the Issuer  pursuant  to its 1996 Stock  Option Plan on January  24,  2003.  Subject to certain criteria,  such options vest as follows: 3,959 shares subject to such options vest on January 24, 2006 and 6,000 shares subject to such options vest on January 24, 2007.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                /s/ Nancy C. Broadbent                  04/25/03
Note: File three copies of this Form, one of which must be manually signed.     -------------------------------       --------------
      If space is insufficient, see Instruction 6 for procedure.                **Signature of Reporting Person

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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